SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

TELECOM ARGENTINA S.A.

(Name of Issuer)

CLASS B ORDINARY SHARES

AMERICAN DEPOSITARY SHARES, REPRESENTING CLASS B ORDINARY SHARES

(Title of Class of Securities)

879273209

(CUSIP Number)

Sebastián Bardengo

Cablevisión Holding S.A.

Tacuarí 1842, 4th. Floor

(1139) Buenos Aires, Argentina

Telephone: +54 11 4309 3417

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:

Andrés de la Cruz, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

(212) 225-2208

June 21, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 879273209

1.	Names of Reporting Persons GC Dominio S.A.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF/BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Argentina

Number of American Depositary Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 841,666,658

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 841,666,658

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 841,666,658

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)* 57.27%

14.	Type of Reporting Person (See Instructions) HC/CO

*Calculated over 627,930,005 Class B Shares (as defined below) of the Issuer and 841,666,658 Class D Shares (as defined below) held by the Reporting Person. The 841,666,658 Class D Shares beneficially owned by the Reporting Person represent 39.08% of the total post-Merger capital stock of the Issuer (excluding treasury shares). The Reporting Person does not hold Class B Shares.

CUSIP No. 879273209

1.	Names of Reporting Persons Cablevisión Holding S.A.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF/BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Argentina

Number of American Depositary Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 841,666,658

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 841,666,658

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 841,666,658

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)* 57.27%

14.	Type of Reporting Person (See Instructions) HC/CO

*Calculated over 627,930,005 Class B Shares outstanding of the Issuer and 841,666,658 Class D Shares beneficially owned by the Reporting Person. The 841,666,658 Class D Shares beneficially owned by the Reporting Person represent 39.08% of the total post-Merger capital stock of the Issuer (excluding treasury shares). The Reporting Person does not hold Class B Shares.

CUSIP No. 879273209

1.	Names of Reporting Persons VLG Argentina, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF/BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of American Depositary Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 434,909,475

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 434,909,475

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 434,909,475

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) * 40.92%

14.	Type of Reporting Person (See Instructions) HC/OO

*Calculated over 627,930,005 Class B Shares outstanding of the Issuer and 434,909,475 Class D Shares beneficially owned by the Reporting Person. The 434,909,475 Class D Shares beneficially owned by the Reporting Person represent 20.19% of the total post-Merger capital stock of the Issuer (excluding treasury shares). The Reporting Person does not hold Class B Shares.

Item 1.         Security and Issuer

This Amendment No. 1 (the “First Amendment”) amends the initial Schedule 13D (the “Schedule 13D”) filed on January 2, 2018 with the Securities and Exchange Commission (the “SEC”), by the Reporting Persons (as defined in the Schedule 13D), with respect to the Class B shares, Ps. 1.00 par value per share (the “Class B Shares”) of Telecom Argentina S.A. (the “Issuer” or “Telecom Argentina”), a portion of which is represented by American Depositary Shares (“ADSs”) which are traded on the New York Stock Exchange (the “NYSE”). The principal executive offices of the Issuer are located at Alicia Moreau de Justo 50, 10th floor, 1107 Buenos Aires, Argentina. This First Amendment should be read in conjunction with, and is qualified in its entirety by reference to, the Schedule 13D. Except as disclosed in and expressly amended by this First Amendment, all information set forth in the Schedule 13D is hereby unaffected. All capitalized terms used in this First Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 2.         Identity and Background

The fourth paragraph of part (c) of Item 2 is hereby amended and restated as follows:

The name, citizenship, present principal occupation or employment and business address of each director of CVH and GC Dominio are set forth in Schedule A hereto. GC Dominio, CVH and VLG have not appointed executive officers.

Item 4.         Purpose of Transaction

The description contained herein supplements Item 4 in the Schedule 13D and should be read in connection therewith:

As a result of the Merger, all of the assets, liabilities and operations of Cablevisión were transferred to Telecom Argentina and CVH became the controlling shareholder of Telecom Argentina by the combination of two factors (i) the consummation of the Merger, which resulted in CVH directly and indirectly owning 39.08% of the Telecom Argentina capital stock (excluding treasury shares) and (ii) the TEO Shareholders Agreement becoming fully effective, which grants CVH the right to appoint the majority of the Board of Directors of Telecom Argentina.

As a result of effectively controlling Telecom Argentina and pursuant to Argentine securities laws, CVH must conduct a mandatory tender offer (oferta pública de adquisición, “OPA”) in Argentina. On June 21, 2018, CVH filed a pre-commencement communication under cover of Schedule TO-C, announcing a possible tender offer by CVH for all or a portion of the Class B Shares. Additionally, notwithstanding the fact that FTL, FAI and David Martínez, a natural person (“DM”), are not obligated to promote, formulate or launch a tender offer and have not taken part in the determination and formulation of any of the terms and conditions of CVH’s possible tender offer, in accordance with section 6.7 of the TEO Shareholders Agreement, FT has undertaken to pay and acquire 50% of the shares tendered in the OPA (notwithstanding the right of CVH to acquire by itself the first 43,073,760 shares). Therefore, FT (and its direct and indirect shareholders FAI and DM) will jointly participate with CVH, each as co-offeror (and together with CVH, collectively the “Offerors”). Included as an exhibit to the filing was an English translation of the notice regarding the mandatory tender offer that was filed in Argentina on the same date. The OPA remains subject to the prior approval of the Argentine securities regulator (Comisión Nacional de Valores). The Offerors have not yet commenced the OPA or a tender offer in the United States.

Item 5.         Interest in Securities of the Issuer

Item (a)-(b) is hereby amended to add the following paragraphs after the fourth paragraph:

As of the date of this Statement, Mr. Ignacio José María Sáenz Valiente has a 95% interest in SV&A Fiduciaria SA, a corporation organized under the laws of Argentina and domiciled at Florida 954, Buenos Aires (Argentina), which in turn holds 11,925 Class B Shares and 450 ADSs that represent 0.0022574% of the Class B Shares of the Issuer. As a 95% interest holder, Mr. Ignacio José María Sáenz Valiente has sole voting and dispositive power with respect to the Class B Shares and ADS that SV&A Fiduciaria S.A. holds of record.

As of the date of this Statement, Mr. Damián Fabio Cassino holds 1,300 ADSs which represent 0.0010351% of the Class B Shares of the Issuer. Mr. Damián Fabio Cassino has sole voting and dispositive power with respect to the ADSs he holds of record.

Item 5(c) of the Schedule 13D is hereby amended and restated by adding the following information:

(c)                                  On May 17, 2018, Mr. Ignacio José María Sáenz Valiente, through SV&A Fiduciaria S.A., bought 11,925 Class B Shares and 450 ADSs of the Issuer at a price of 109 Argentine Pesos per Class B Share and US$22.18 per ADS on the Buenos Aires Stock Exchange and the New York Stock Exchange, respectively, through a broker dealer.

On May 16, 2016, Mr. Damián Fabio Cassino bought 1,300 ADSs of the Issuer at a price of US$22.80 per ADS on the New York Stock Exchange through a broker dealer.

Except as set forth in this Statement, none of the Reporting Persons, or to the Reporting Persons’ best knowledge, without independent verification, any other person named in Schedule A, has effected any transaction in shares of the Issuer’s Class B Shares during the past 60 days.

Item 7.         Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended to add the following exhibits:

Exhibit Number	Description

99.8

Joint Filing Agreement, dated as of January 2, 2018, by and among Cablevisión Holding S.A., GC Dominio S.A. and VLG Argentina LLC (incorporated herein by reference to Exhibit 99.7 of the Schedule 13D filed on January 2, 2018).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 22, 2018

CABLEVISIÓN HOLDING S.A.

By:	/s/ Sebastián Bardengo
Name:	Sebastián Bardengo
Title:	Chairman and Chief Executive Officer

GC Dominio S.A.

By:	/s/ Héctor Horacio Magnetto
Name:	Héctor Horacio Magnetto
Title:	Chairman

CABLEVISIÓN HOLDING S.A., as managing member of VLG Argentina LLC.

By:	/s/ Sebastián Bardengo
Name:	Sebastián Bardengo
Title:	Chairman and Chief Executive Officer of Cablevisión Holding S.A., the managing member of VLG Argentina, LLC

Schedule A

The following sets forth the name, citizenship, present principal occupation or employment of each director CVH and GC Dominio. GC Dominio, CVH and VLG have not appointed executive officers. To the best of the Reporting Persons’ knowledge, except as set forth on Schedule 13D, none of the directors or executive officers of CVH or GC Dominio own any Class B Shares or any shares convertible into Class B Shares.

Board of Directors of Cablevisión Holding S.A.

Name	Title	Citizenship	Present Principal Occupation or Employment	Business Address

Sebastián Bardengo	Chairman and Director	Argentina	Chairman of CVH	Tacuarí 1842 (1139), 4th floor, Buenos Aires, Argentina

Ignacio José María Sáenz Valiente	Vice-Chairman and Director	Argentina	Partner at SVA Abogados (law firm)	Florida 954 (1005), Buenos Aires, Argentina

Marcela Noble Herrera	Director	Argentina	Director of CVH	Tacuarí 1842 (1139), 4th floor, Buenos Aires, Argentina

Marcia Ludmila Magnetto	Director	Argentina	Director of CVH	Tacuarí 1842 (1139), 4th floor, Buenos Aires, Argentina

Lucio Andrés Pagliaro	Director	Argentina	Director of CVH	Tacuarí 1842 (1139), 4th floor, Buenos Aires, Argentina

Antonio Román Aranda	Director	Argentina	Director of CVH	Tacuarí 1842 (1139), 4th floor, Buenos Aires, Argentina

Alan Whamond	Director	Argentina	Consultant, President at Consultora Tecnopolitica (consulting firm)	Pje.Tres Sargentos 422 PB 2 (1054), Buenos Aires, Argentina

Nelson Damián Pozzoli	Director	Argentina	Partner at Inverlat S.A. (private investment firm)	Paroissien 1930 (1429), Buenos Aires, Argentina

Gonzalo Blaquier	Director	Argentina	Private Consultant	Av. Gral. Ortiz de Ocampo 3138 (1425), Buenos Aires, Argentina

Sebastián Salaber	Director	Argentina	Private Consultant	Av. Corrientes 415 (1043), Buenos Aires, Argentina

Damián Fabio Cassino	Alternate Director	Argentina	Partner at SVA Abogados (law firm)	Florida 954 (1005), Buenos Aires, Argentina

Nicolás Sergio Novoa	Alternate Director	Argentina	Partner at SVA Abogados (law firm)	Florida 954 (1005), Buenos Aires, Argentina

Sebastián Ricardo Frabosqui Díaz	Alternate Director	Argentina	Partner at SVA Abogados (law firm)	Florida 954 (1005), Buenos Aires, Argentina

Claudia I. Ostergaard	Alternate Director	Argentina	Partner at SVA Abogados (law firm)	Av. Corrientes 531, 9th floor (1043), Buenos Aires, Argentina

María de los Milagros Paez	Alternate Director	Argentina	Partner at SVA Abogados (law firm)	Florida 954 (1005), Buenos Aires, Argentina

María Lucila Romero	Alternate Director	Argentina	Partner at SVA Abogados (law firm)	Florida 954 (1005), Buenos Aires, Argentina

Alejandro Río	Alternate Director	Argentina	Partner at SCG Infrastructure (private equity firm)	Av. Libertador 602 – fifth floor (1425), Buenos Aires, Argentina

Fernando Domenech	Alternate Director	Argentina	Businessman	Av. del Libertador 4612, 9th floor (1425), Buenos Aires, Argentina

Jorge Ignacio Oría	Alternate Director	Argentina	Partner at Oría, Colombres & Saravia Abogados (law firm)	Av. Leandro N. Alem 651, 9th floor (1001), Buenos Aires, Argentina

Gervasio Juan Colombres	Alternate Director	Argentina	Partner at Oría, Colombres & Saravia Abogados (law firm)	Av. Leandro N. Alem 651, 9th floor (1001), Buenos Aires, Argentina

Board of Directors of GC Dominio S.A.

Name	Title	Citizenship	Present Principal Occupation or Employment	Business Address

Héctor Horacio Magnetto	Chairman and Director	Argentina	Media Businessman	Piedras 1743 (1140), Buenos Aires, Argentina

José Antonio Aranda	Vice Chairman and Director	Argentina	Media Businessman	Piedras 1743 (1140), Buenos Aires, Argentina

Lucio Rafael Pagliaro	Director	Argentina	Media Businessman	Piedras 1743 (1140), Buenos Aires, Argentina

Nicolás S. Novoa	Director	Argentina	Partner at SVA Abogados (law firm)	Florida 954 (1005), Buenos Aires, Argentina

María Lucila Romero	Director	Argentina	Partner at SVA Abogados (law firm)	Florida 954 (1005), Buenos Aires, Argentina

Ignacio José María Sáenz Valiente	Director	Argentina	Partner at SVA Abogados (law firm)	Florida 954 (1005), Buenos Aires, Argentina

Damián F. Cassino	Alternate Director	Argentina	Partner at SVA Abogados (law firm)	Florida 954 (1005), Buenos Aires, Argentina

Héctor M. Aranda	Alternate Director	Argentina	CEO at Arte Gráfico Editorial Argentino S.A (graphic editing company)	Piedras 1743 (1140), Buenos Aires, Argentina

Lucio Andrés Pagliario	Alternate Director	Argentina	Psychologist	Piedras 1743 (1140), Buenos Aires, Argentina

Claudia I. Ostergaard	Alternate Director	Argentina	Partner at SVA Abogados (law firm)	Av. Corrientes 531, 9th Floor (1043), Buenos Aires, Argentina

Santiago José María Sáenz Valiente	Alternate Director	Argentina	Foreign Attorney at Fox Horan & Camerini LLP (law firm)	825 Third Avenue, New York, United States of America

Sebastián Ricardo Frabosqui Díaz	Alternate Director	Argentina	Partner at SVA Abogados (law firm)	Florida 954 (1005), Buenos Aires, Argentina

Exhibit Number	Description

99.8

Joint Filing Agreement, dated as of January 2, 2018, by and among Cablevisión Holding S.A., GC Dominio S.A. and VLG Argentina LLC (incorporated herein by reference to Exhibit 99.7 of the Schedule 13D filed on January 2, 2018).